ENVOY GOES GLOBAL WITH STRATEGIC EUROPEAN ACQUISITION
Second Purchase This Week Drives Projected EBITDA Per Share up over 45%

Toronto, Canada. June 14, 2000 - Geoff Genovese, President and CEO of Envoy Communications Group (NASDAQ: ECGI / TSE: ECG) today announced the company will make its first strategic acquisition in Europe with the proposed purchase of the UK-based, digital imaging and design firm, Gilchrist Brothers Ltd
(www.gilchrist.co.uk).   The Gilchrist acquisition is set to close on June 30th
and is part of Envoy's aggressive growth strategy. The all-cash purchase of Gilchrist marks Envoy's second proposed strategic acquisition within a week, drives Envoy's gross margin forecast $16 million closer to the $100 million target and provides The Watt Group with a platform for future expansion into Europe.

Gilchrist will operate as a division of The Watt Group and will complement the company's internationally recognized creative design services with leading-edge digital imaging service. Gilchrist's current list of clients include Asda, Wal-Mart's European subsidiary, Marks and Spencer, Next, Mars and France's Otor. Gilchrist employs more than 100 highly skilled design and digital imaging professionals in its London, Leeds and Paris offices and has been in business for over 100 years.

"The Envoy business plan is about the convergence of technology, branding and marketing," said Genovese. "Through strong organic growth and strategic acquisitions, we will continue to export our integrated model to markets throughout the world. Our goal is to build the best of breed in each of these core disciplines within every country we operate."

"Like the Sage acquisition, the proposed purchase of Gilchrist is a great strategic move that will bring our 12-month rolling gross margin to over $83 million and will increase our EBITDA per share run-rate from 53 to 77 cents," said Joe Leeder, Envoy's CFO.

"Gilchrist has brand equity in the European marketplace, and a strong client roster. It is a good fit with The Watt Group," said Don Watt, Chairman of The Watt Group. "The combination of our respective talents will enhance Watt's ability to help a growing list of global clients create, develop and manage their brands."

The Watt Group (www.wattgroup.com) is the largest strategic retail design group in the world. For the past thirty years Watt has applied its strategies to drive client profitability in more than two dozen industries, spanning 35 countries. The Watt Group has developed some of the worlds most recognized brands, including: Loblaws' President's Choice; Wal-Mart's Sam's American Choice and Great Value brands; the Safeway Select brand and PETsMART's Grreat Choice. Watt has also created landmark retail concepts like The Home Depot and provided national brand consulting services for companies like Kraft, Parmalat, Bell Canada, Borden Foods, GE, Maple Leaf Foods, Shell Oil, Bank of Montreal and CIBC.

A new breed company, Envoy (www.envoy.to) is an integrated e-Marketer, digitally driven and committed to building global brands both off and on-line. In addition to The Watt Group, Envoy owns leading advertising and e-Marketing agencies, Communique, Devlin Applied Design, FUSIONcreative and Hampel/Stefanides of New York. Envoy's roster of clients include: adidas-Salomon Canada, Aer Lingus, Alliance Atlantis, BASF, Benjamin Moore, Bermuda Telephone, Bridgestone/Firestone,Canada Life, Castrol, CDNOW, FedEx, Fisherman's Friend, Honda, Hummingbird, IMAX, Juno Online Services, LCBO, MAC Cosmetics, National Discount Brokers, Oxford Properties, PhoneFree, Procurenet.com, Safeway, Sprint Canada, Steelcase, Taylor Made, Toshiba Canada and Toshiba America.

                                      -30-

Corporate Investor Relations:	Jason Mandel             jasonm@envoy.to
                                (416) 599-2256,

Investor Relations Group:       1-800-444-9214           envoy@invrel.com

Media Relations:                Darren Karasiuk, 	 darrenk@communique.to
                                (416) 593-7555 ext.505